Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
SCHEDULES SECOND QUARTER 2018 RESULTS RELEASE
AND CONFERENCE CALL FOR THURSDAY, AUGUST 30, 2018
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Conference Call Scheduled at 9am ET

AZOUR, Israel – July 30, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN), announced that it will be releasing its second quarter 2018 results on Thursday, August 30, 2018.

The Company will also be hosting a conference that day at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0644
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,700 employees worldwide, with offices in Israel, Brazil, Argentina, India, Canada and the United States.  For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559